Exhibit 99.1

Itaú CorpBanca and Subsidiaries - As of and for the month ended December 31, 2016

The financial information of Itaú CorpBanca as of and for the month ended December 31, 2016 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.

CONDENSED CONSOLIDATED BALANCE SHEET
Ch$mn
Total Loans	21,048,484
Total Assets	29,133,024

Current accounts and demand deposits	4,453,191
Time deposits and savings accounts	11,579,897
Borrowings from financial institutions	2,179,827
Debt issued	5,455,573

Total Equity	3,404,296
Equity attributable to shareholders	3,173,516
Minority interest	230,780

CONDENSED CONSOLIDATED INCOME STATEMENT
Ch$mn
Net operating profit before loan losses	855,238
Provisions for loan losses	(251,128)
Operating expenses	(621,493)
Operating income	(17,383)

Income from investments in other companies	544
Income before taxes	(16,839)
Income taxes	14,435

Income from continuing operations	(2,404)
Income from discontinued operations	(504)

Net income	(2,908)

Net income attributable to shareholders	2,059
Minority interest	(4,967)

Thís financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Milton Maluhy Filho
Chief Accounting Officer	Chief Executive Officer